                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


--------------------------------------------------------------------------------

                         Galyan's Trading Company, Inc.
                                (Name of Issuer)
--------------------------------------------------------------------------------

                        Common Stock, no par value
                         (Title of Class of Securities)
--------------------------------------------------------------------------------

                                   36458R-101
                                 (CUSIP Number)
--------------------------------------------------------------------------------

   Samuel P. Fried           William M. Wardlaw               Steven M. Spurlock
  The Limited, Inc.      FS Equity Partners IV, L.P.    Benchmark Capital Partners IV, L.P.
 Three Limited Parkway  11100 Santa Monica Boulevard         2480 Sand Hill Road
  Columbus, OH 43230           Suite 1900                    Menlo Park, CA 94025
    614-415-7000           Los Angeles, CA 90025                 650-854-8180
                              310-444-1822

--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
--------------------------------------------------------------------------------

                               September 26, 2001
            (Date of Event which Requires Filing of this Statement)
                         ----------------------------


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



===============================================================================



----------------------------------------------------------------------------------------------------------------------------
CUSIP No. 36458R-101                                   13D                                    Page 1 of 5 Pages
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------------------------------------------------------------------------------------------------------------------------

              FS Equity Partners IV, L.P.
----------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) |_|
                                                                                                             (b) |X|
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
----------------------------------------------------------------------------------------------------------------------------

              OO
----------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  |_|
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
----------------------------------------------------------------------------------------------------------------------------

              Delaware

----------------------------------------------------------------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY OWNED BY        7       SOLE VOTING POWER
       EACH REPORTING PERSON WITH
----------------------------------------------------------------------------------------------------------------------------

                                                       -0-

----------------------------------------------------------------------------------------------------------------------------
                                               8       SHARED VOTING POWER
----------------------------------------------------------------------------------------------------------------------------

                                                       11,762,684

----------------------------------------------------------------------------------------------------------------------------
                                               9       SOLE DISPOSITIVE POWER
----------------------------------------------------------------------------------------------------------------------------

                                                       -0-

----------------------------------------------------------------------------------------------------------------------------
                                               10      SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------------------------------------------------------

                                                       5,694,500

----------------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
----------------------------------------------------------------------------------------------------------------------------

              11,762,684

----------------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                             |_|
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
----------------------------------------------------------------------------------------------------------------------------

              69.1%

----------------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
----------------------------------------------------------------------------------------------------------------------------

              PN
----------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------
CUSIP No. 36458R-101                                   13D                                    Page 2 of 5 Pages
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------------------------------------------------------------------------------------------------------------------------

              FS Capital Partners LLC

----------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  |_|
                                                                                                             (b)  |X|
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
----------------------------------------------------------------------------------------------------------------------------

              OO

----------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  |_|
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
----------------------------------------------------------------------------------------------------------------------------

              Delaware
----------------------------------------------------------------------------------------------------------------------------
                                               7       SOLE VOTING POWER
                                           ---------------------------------------------------------------------------------

                                                       -0-

                                           ---------------------------------------------------------------------------------
                                               8       SHARED VOTING POWER
                                           ---------------------------------------------------------------------------------

                                                       11,762,684

                                           ---------------------------------------------------------------------------------
                                               9       SOLE DISPOSITIVE POWER
                                           ---------------------------------------------------------------------------------

                                                       -0-

                                           ---------------------------------------------------------------------------------
                                               10      SHARED DISPOSITIVE POWER
NUMBER OF SHARES BENEFICIALLY              ---------------------------------------------------------------------------------
       OWNED BY EACH
   REPORTING PERSON WITH                               5,694,500
----------------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
----------------------------------------------------------------------------------------------------------------------------

              11,762,684

------------------------------------------------------------------------------------------------------------ ---------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                             |_|
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
----------------------------------------------------------------------------------------------------------------------------

              69.1%
----------------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
----------------------------------------------------------------------------------------------------------------------------

              OO
----------------------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------------
CUSIP No. 36458R-101                                   13D                                 Page 3 of 5 Pages
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------------------------------------------------------------------------------------------------------------------

              The Limited, Inc., 31-1029810

----------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                             (a)  |_|
                                                                                                             (b)  |x|
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
----------------------------------------------------------------------------------------------------------------------

              WC
----------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  |_|
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
----------------------------------------------------------------------------------------------------------------------

              Delaware
----------------------------------------------------------------------------------------------------------------------
                                               7       SOLE VOTING POWER

                                           ---------------------------------------------------------------------------

                                                       5,500,500

                                           ---------------------------------------------------------------------------
                                               8       SHARED VOTING POWER
                                           ---------------------------------------------------------------------------

                                                       11,762,684

                                           ---------------------------------------------------------------------------
                                               9       SOLE DISPOSITIVE POWER
                                           ---------------------------------------------------------------------------

                                                       5,500,500

                                           ---------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY                  10      SHARED DISPOSITIVE POWER
       OWNED BY EACH                       ---------------------------------------------------------------------------
   REPORTING PERSON WITH                               -0-
----------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
----------------------------------------------------------------------------------------------------------------------

              11,762,684
----------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                             |_|
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
----------------------------------------------------------------------------------------------------------------------

              69.1%
----------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
----------------------------------------------------------------------------------------------------------------------

              CO

----------------------------------------------------------------------------------------------------------------------
                                        [SEE INSTRUCTIONS BEFORE FILLING OUT]
----------------------------------------------------------------------------------------------------------------------


------------------------------------------ ----------- -------------------------- ------------------------------------------
CUSIP No. 36458R-101                                   13D                                    Page 4 of 5 Pages
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
------------- --------------------------------------------------------------------------------------------------------------

              Benchmark Capital Partners IV, L.P.  ("BCP IV")

------------- ---------------------------------------------------------------------------------------------- ---------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  |_|
                                                                                                             (b)  |X|
------------- --------------------------------------------------------------------------------------------------------------

------------- --------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------------

------------- --------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
------------- --------------------------------------------------------------------------------------------------------------

              Not Applicable
------------- --------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  |_|
------------- --------------------------------------------------------------------------------------------------------------

------------- --------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
------------- --------------------------------------------------------------------------------------------------------------

              Delaware

------------- --------------------------------------------------------------------------------------------------------------
                                               7       SOLE VOTING POWER

                                           ----------- ---------------------------------------------------------------------

                                                       567,684 shares(*)
                                           ----------- ---------------------------------------------------------------------
                                               8       SHARED VOTING POWER
                                           ----------- ---------------------------------------------------------------------

                                                       11,762,684
                                           ----------- ---------------------------------------------------------------------
                                               9       SOLE DISPOSITIVE POWER
                                           ----------- ---------------------------------------------------------------------

                                                       567,684(*)
                                           ----------- ---------------------------------------------------------------------
           NUMBER OF SHARES                    10      SHARED DISPOSITIVE POWER
         BENEFICIALLY OWNED BY             ----------- ---------------------------------------------------------------------
         EACH REPORTING PERSON
                 WITH                                  See response to Row 9.
------------------------------------------ ----------- ---------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
------------- --------------------------------------------------------------------------------------------------------------

              11,762,684
------------- ---------------------------------------------------------------------------------------------- ---------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                             |_|
------------- --------------------------------------------------------------------------------------------------------------

------------- --------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
------------- --------------------------------------------------------------------------------------------------------------

              69.1%
------------- --------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
------------- --------------------------------------------------------------------------------------------------------------

              PN
------------- --------------------------------------------------------------------------------------------------------------
                                           [SEE INSTRUCTIONS BEFORE FILLING OUT]
----------------------------------------------------------------------------------------------------------------------------




--------------------------

(*) Includes shares held by Benchmark Founders' Fund IV, L.P., Benchmark Founders' Fund IV-A, L.P., Benchmark Founders' Fund IV-B, L.P. and members of Benchmark Capital Management Co. IV, L.L.C. ("BCMC IV") on whose behalf BCP IV entered into the Stockholders Agreement described in Item 6, except that BCMC IV, the general partner of BCP IV may be deemed to have sole voting and dispositive power over such shares, and the managing members of BCMC IV may be deemed to have shared voting and dispositive power over such shares.



----------------------------------------------------------------------------------------------------------------------------
CUSIP No. 36458R-101                                   13D                                    Page 5 of 5 Pages
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------------------------------------------------------------------------------------------------------------------------

              Benchmark Capital Management Co. IV, L.L.C.  ("BCMC IV")
----------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  |_|
                                                                                                             (b)  |X|
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
----------------------------------------------------------------------------------------------------------------------------

              Not Applicable
----------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  |_|
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
----------------------------------------------------------------------------------------------------------------------------

              Delaware
----------------------------------------------------------------------------------------------------------------------------
                                               7       SOLE VOTING POWER
                                           ---------------------------------------------------------------------------------

                                                       567,684 shares(*)
                                           ---------------------------------------------------------------------------------
                                               8       SHARED VOTING POWER
                                           ---------------------------------------------------------------------------------

                                                       11,762,684
                                           ---------------------------------------------------------------------------------
                                               9       SOLE DISPOSITIVE POWER
                                           ---------------------------------------------------------------------------------

                                                       567,684(*)
                                           ---------------------------------------------------------------------------------
      NUMBER OF SHARES                         10      SHARED DISPOSITIVE POWER
    BENEFICIALLY OWNED BY                  ---------------------------------------------------------------------------------
    EACH REPORTING PERSON
           WITH                                        See response to Row 9.
----------------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
----------------------------------------------------------------------------------------------------------------------------

              11,762,684
----------------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                             |_|
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
----------------------------------------------------------------------------------------------------------------------------

              69.1%
----------------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
----------------------------------------------------------------------------------------------------------------------------

              OO
----------------------------------------------------------------------------------------------------------------------------
                                           [SEE INSTRUCTIONS BEFORE FILLING OUT]
----------------------------------------------------------------------------------------------------------------------------


-------------------------------------
(*) Includes shares held by BCP IV and shares held by Benchmark Founders' Fund IV, L.P., Benchmark Founders' Fund IV-A, L.P., Benchmark Founders' Fund IV-B, L.P. and members of Benchmark Capital Management Co. IV, L.L.C. ("BCMC IV") on whose behalf BCP IV entered into the Stockholders Agreement described in Item 6, except that BCMC IV, the general partner of BCP IV may be deemed to have sole voting and dispositive power over such shares, and the managing members of BCMC IV may be deemed to have shared voting and dispositive power over such shares.

     Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, no par value, CUSIP No. 36458R-101 (the "Shares"), of Galyan's Trading Company, Inc., an Indiana corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2437 East Main Street, Plainfield, Indiana 46168.

     Item 2. Identity and Background.

     This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) FS Equity Partners IV, L.P., a Delaware limited partnership ("FS Equity IV"), (2) FS Capital Partners LLC, a Delaware limited liability company ("FS Capital"), (3) The Limited, Inc., a Delaware corporation ("The Limited"), (4) Benchmark Capital Partners IV, L.P., a Delaware limited partnership ("BCP IV") and (5) Benchmark Capital Management Co. IV, L.L.C., a Delaware limited liability company ("BCMC IV").

     FS Capital is the general partner of FS Equity IV and was formed to participate in the management of FS Equity IV. FS Equity IV is a limited partnership which makes investments for long term capital appreciation. The address of the principal office of FS Equity IV and FS Capital is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. The name, business address, present principal occupation or employment and citizenship of each officer and managing member of FS Capital is set forth on Schedule A.

     The Limited sells women's and men's apparel, women's intimate apparel and personal care products under various trade names through its specialty retail stores and direct response (catalog and e-commerce) businesses. G Trademark, Inc., a Delaware corporation ("G Trademark"), a holding company and a wholly-owned subsidiary of The Limited, also holds Shares. The address of the principal business and the principal office of The Limited is Three Limited Parkway, Columbus, Ohio 43230. The address of the principal business and the principal office of G Trademark is 4441 South Polaris Avenue, Las Vegas, NV 89103. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of The Limited and G Trademark is set forth on Schedule B.

     BCP IV is a limited partnership which makes investments for long term capital appreciation. BCMC IV is the general partner of BCP IV and manages the affairs of BCP IV. The address of the principal business and the principal office of BCP IV and BCMC IV is 2480 Sand Hill Road, Menlo Park, California 94025. The name, business address, present principal occupation or employment and citizenship of each managing member of BCMC IV is set forth on Schedule C.

     As a result of the Stockholders Agreement (as defined below), the Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

     During the last five years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A, B and C attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     As of the initial public offering of the Issuer, FS Equity IV beneficially owned 5,432,000 Shares. Beginning September 24, 2001, FS Equity IV purchased 262,500 Shares in a series of open market transactions for an aggregate purchase price of $2,481,300, which was funded through capital calls from its limited partners. As of the initial public offering of the Issuer, The Limited beneficially owned 5,238,000 Shares. Beginning September 24, 2001, The Limited purchased 262,500 Shares in a series of open market transactions for an aggregate purchase price of $2,481,300, which was funded through working capital. As of September 15, 2001 and as of the date hereof, BCP IV held 567,684 Shares (including shares held by Benchmark Founders' Fund IV, L.P., Benchmark Founders' Fund IV-A, L.P., Benchmark Founders' Fund IV-B, L.P. (collectively, including BCP IV, the "Benchmark Funds") and members of BCMC IV (the "Members") on whose behalf BCP IV entered into the Stockholders Agreement (as defined below)), which were purchased in November 1999 for an aggregate purchase price of $5,676,840, all of which was funded through working capital of the Benchmark Funds and personal funds of the Members.

   Item 4.  Purpose of Transaction.

     The Shares were acquired for the purpose of investment.

     The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

      Except as set forth in this Statement, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.

     The percentages of outstanding Shares of the Issuer reported in this Item 5 are based on the assumption that there are 17,030,041 Shares outstanding, which reflects the number of Shares reported by the Issuer in its Quarterly Report on Form 10-Q/A as filed on September 21, 2001 and excludes 1,350,000 Shares issuable upon the exercise of a warrant.

     As of the initial public offering of the Issuer, FS Equity IV beneficially owned 5,432,000 Shares, representing 31.9% of the Shares of the Issuer currently outstanding. From September 24, 2001 to September 28, 2001, in a series of transactions in the open market, FS Equity IV acquired 262,500 Shares, which, together with the Shares it previously beneficially owned, represents approximately 33.4% of the Shares of the Issuer currently outstanding. FS Capital may be deemed to be the beneficial owner of the 5,694,500 Shares held by FS Equity IV. FS Capital disclaims beneficial ownership of the Shares held by FS Equity IV.

     As of the initial public offering of the Issuer, The Limited (including for purposes of this Schedule 13D its wholly-owned subsidiary, G Trademark, Inc.) beneficially owned 5,238,000 Shares, representing 30.8% of the Shares of the Issuer currently outstanding. From September 24, 2001 to September 28, 2001, in a series of transactions in the open market, The Limited acquired 262,500 Shares, which, together with the Shares it previously beneficially owned, represents approximately 32.3% of the Shares of the Issuer currently outstanding.

     As of and subsequent to the initial public offering of the Issuer, BCP IV has owned and continues to own 567,684 Shares (including shares held by the Benchmark Funds and Members), representing approximately 3.3% of the Shares of the Issuer currently outstanding.

     By virtue of the Stockholders Agreement, FS Equity IV and FS Capital may be deemed to be the beneficial owner of the Shares owned by The Limited and BCP IV. The filing of this Schedule 13D shall not be construed as an admission that FS Equity IV or FS Capital (or any of their affiliates) is the beneficial owner of such Shares. Except as otherwise described in this Schedule 13D, neither FS Equity IV nor FS Capital (nor any of their affiliates) owns or has any right to acquire, directly or indirectly, any Shares except for the 5,694,500 shares beneficially owned.

     By virtue of the Stockholders Agreement, The Limited may be deemed to be the beneficial owner of the Shares owned by FS Equity IV and BCP IV. The filing of this Schedule 13D shall not be construed as an admission that The Limited (or any of its affiliates) is the beneficial owner of such Shares. Except as otherwise described in this Schedule 13D, The Limited (or any of its affiliates) does not own or have any right to acquire, directly or indirectly, any Shares except for the 1,638,000 shares it beneficially owns directly and the 3,862,500 shares owned directly by G Trademark.

     By virtue of the Stockholders Agreement, BCP IV and BCMC IV may be deemed to be the beneficial owner of the Shares owned by FS Equity IV and The Limited. The filing of this Schedule 13D shall not be construed as an admission that BCP IV or BCMC IV (or any of their affiliates) is the beneficial owner of such Shares. Except as otherwise described in this Schedule 13D, neither BCP IV nor BCMC IV (nor any of their affiliates) owns or has any right to acquire, directly or indirectly, any Shares except for the 567,684 shares beneficially owned.

     Except as set forth in this Item 5, none of the Reporting Persons, and, to the best of its knowledge, any persons named in Schedules A, B and C hereto owns beneficially any Shares.

     Information concerning transactions in Shares from and after August 8, 2001 is set forth on Schedules D, E and F.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Issuer, FS Equity IV, The Limited and BCP IV are party to a stockholders agreement (the "Stockholders Agreement") dated as of August 31, 1999, as amended by that certain Agreement To Be Bound dated as of November 12, 1999 by Benchmark Capital Partners IV, L.P., that certain First Amendment to Stockholders Agreement dated as of September 29, 2000, that certain Second Amendment to Stockholders Agreement dated as of May 24, 2001 and that certain Amendment to Stockholders Agreement dated as of August 25, 2001. Pursuant to the Stockholders Agreement, FS Equity

IV, The Limited and BCP IV have agreed to vote all of their shares in the election of directors in favor of the following persons: four board nominees designated by FS Equity IV, two board nominees designated by The Limited, the Issuer's then chief executive officer and one or more additional nominees upon whom FS Equity IV and The Limited shall agree. If, at the time of any election of directors (or appointment of directors in the event of a vacancy or an increase in the size of the board), FS Equity IV and The Limited are unable to agree on any such additional nominees, the Stockholders Agreement provides that the board of directors in existence at that time will select the additional nominees. The number of board nominees that FS Equity IV and The Limited are entitled to nominate under the Stockholders Agreement decreases if the number of shares held by such party falls below certain thresholds set forth in the Stockholders Agreement. In addition, until one year after the date on which persons other than FS Equity IV and The Limited and their respective affiliates own 20% or more of the outstanding common stock of the Issuer, The Limited and BCP IV have agreed to vote against any combination of the Issuer unless FS Equity IV consents to the combination.

     Except for the Stockholders Agreement described above, to the best knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

   Item 7.  Material to be Filed as Exhibits.

     Exhibit 1: Stockholders Agreement dated as of August 31, 1999 among Galyan's Trading Company, Inc., The Limited, Inc., G Trademark, Inc. and FS Equity Partners IV, L.P. incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-1 filed by Galyan's Trading Company, Inc. on June 26, 2001.

     Exhibit 2: Agreement to be Bound dated as of November 12, 1999 among Benchmark Capital Partners IV, L.P., Galyan's Trading Company, Inc., FS Equity Partners IV, L.P., The Limited, Inc. and G Trademark, Inc. incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-1 filed by Galyan's Trading Company, Inc. on June 26, 2001.

     Exhibit 3: First Amendment to Stockholders Agreement dated as of September 29, 2000 among Galyan's Trading Company, Inc., The Limited, Inc., G Trademark, Inc., FS Equity Partners IV, L.P. and Benchmark Capital Partners IV, L.P. incorporated by reference to Exhibit 4.1.1 of Amendment No. 1 to the Registration Statement on Form S-1 filed by Galyan's Trading Company, Inc. on May 7, 2001.

     Exhibit 4: Second Amendment to Stockholders Agreement dated as of May 24, 2001 among Galyan's Trading Company, Inc., The Limited, Inc., G Trademark, Inc., FS Equity Partners IV, L.P. and Benchmark Capital Partners IV, L.P. incorporated by reference to Exhibit 4.1.2 of Amendment No. 2 to the Registration Statement on Form S-1 filed by Galyan's Trading Company, Inc. on May 25, 2001.

     Exhibit 5: Amendment to Stockholders Agreement dated as of August 25, 2001 among Galyan's Trading Company, Inc., The Limited, Inc., G Trademark, Inc., FS Equity Partners IV, L.P. and Benchmark Capital Partners IV, L.P. incorporated by reference to Exhibit 4.1 of Form 10-Q/A filed by Galyan's Trading Company, Inc. on September 21, 2001.

     Exhibit 6: Joint Filing Agreement dated as of October 8, 2001 among FS Capital Partners IV, L.P., FS Capital LLC, The Limited, Inc., Benchmark Capital Partners IV, L.P. and Benchmark Capital Management Co. IV, L.L.C.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2001

                                FS EQUITY PARTNERS IV, L.P.

                                By:  FS Capital Partners LLC
                                Its: General Partner

                                By: /s/ Todd W. Halloran
                                   --------------------------------
                                   Name:  Todd W. Halloran
                                   Title: Vice President


                                FS CAPITAL PARTNERS LLC



                                By: /s/ Todd W. Halloran
                                   --------------------------------
                                   Name:  Todd W. Halloran
                                   Title: Vice President


                                THE LIMITED, INC.



                                By: /s/ Timothy J. Faber
                                   --------------------------------
                                   Name:  Timothy J. Faber
                                   Title: V.P. Treasury/M&A


                                BENCHMARK CAPITAL PARTNERS IV, L.P.

                                By: Benchmark Capital Management Co. IV, LLC
                                Its: General Partner

                                By: /s/ Steven M. Spurlock
                                   -------------------------------
                                   Name:  Steven M. Spurlock
                                   Title: Managing Member


                                BENCHMARK CAPITAL MANAGEMENT CO. IV, L.L.C.



                                By: /s/ Steven M. Spurlock
                                   -------------------------------
                                   Name:  Steven M. Spurlock
                                   Title: Managing Member

                                                                      SCHEDULE A

                       OFFICERS AND MANAGERS OF FS CAPITAL

   The name, business address, present principal occupation or employment of each executive officer and managing member of FS Capital, are set forth below. The business address for Messrs. Roth, Doran and Halloran is 599 Lexington Avenue, 18th Floor, New York, New York 10022. The business address for each other executive officer and managing member of FS Capital is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. The principal occupation of each of the individuals named on this Schedule A is to organize and manage the transactions in which FS Equity IV (and any other affiliated investment funds) is the principal investor. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


                          Name                         Present Principal Occupation Including Name and
                                                                     Address of Employer

Bradford M. Freeman ...................................Chairman and Managing Member
Ronald P. Spogli ......................................President and Managing Member
John M. Roth ..........................................Vice President and Managing Member
Charles P. Rullman, Jr. ...............................Vice President and Managing Member
J. Frederick Simmons ..................................Vice President/Treasurer and Managing Member
William M. Wardlaw ....................................Vice President/Secretary and Managing Member
Mark J. Doran .........................................Vice President and Managing Member
Todd W. Halloran ......................................Vice President and Managing Member
Jon D. Ralph ..........................................Vice President and Managing Member

                                                                      SCHEDULE B

         DIRECTORS AND EXECUTIVE OFFICERS OF THE LIMITED AND G TRADEMARK

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of The Limited are set forth below. If no business address is given the director's or officer's business address is Three Limited Parkway, Columbus, Ohio 43230. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to The Limited. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


           Name and Business Address                             Present Principal Occupation Including Name and
                                                                               Address of Employer
Directors

Leslie H. Wexner ................................................Chairman of the Board and Chief Executive Officer
David T. Kollat .................................................Director
V. Ann Hailey ...................................................Executive Vice President and Chief Financial Officer
Eugene M. Freedman ..............................................Director
Donald B. Shackelford ...........................................Director
Martin A. Trust .................................................Director
Leonard A. Schlesinger ..........................................Executive Vice President and Chief Operating Officer
Raymond Zimmerman ...............................................Director
E. Gordon Gee ...................................................Director
Alex Shumate ....................................................Director
Abigail S. Wexner ...............................................Director
Allan R. Tessler ................................................Director


             Name and Business Address                           Present Principal Occupation Including Name and
                                                                               Address of Employer

Executive Officers (Who Are Not Directors)
None

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of G Trademark are set forth below. If no business address is given the director's or officer's business address is 4441 South Polaris Avenue, Las Vegas, NV 89103. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to G Trademark. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


                   Name and Business Address                      Present Principal Occupation Including Name and
                                                                               Address/1/ of Employer

Directors
V. Ann Hailey ...................................................President and Director
David H. Hasson .................................................Vice President and Director
Christopher L. Kaempfer .........................................Secretary and Director
Jackie Smith ....................................................Treasurer and Director
Charles H. Buckingham ...........................................Assistant Secretary and Director

                                                                 -----------------------------------------------
                                                                 Present Principal Occupation Including Name and
                      Name and Business Address                                Address/1/ of Employer

Executive Officers
(Who Are Not Directors)
None

                                                                      SCHEDULE C

         MANAGING MEMBERS OF BENCHMARK CAPITAL MANAGEMENT CO. IV, L.L.C.

The name, business address, title, present principal occupation or employment of each of the managing members of Benchmark Capital Management Co. IV, L.L.C. are set forth below. If no business address is given the managing members' business address is 2480 Sand Hill Road, Menlo Park, California 94025. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Benchmark Capital Management Co. IV, L.L.C. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.
-------------------------------------------------------------------------------



                   Name and Business Address                      Present Principal Occupation Including Name and
                                                                              Address of Employer


Managing Members
Alexandre Balkanski (*) .........................................Managing Member
David M. Beirne .................................................Managing Member
Bruce W. Dunlevie ...............................................Managing Member
J. William Gurley ...............................................Managing Member
Kevin R. Harvey .................................................Managing Member
Robert C. Kagle .................................................Managing Member
Andrew S. Rachleff ..............................................Managing Member
Steven M. Spurlock ..............................................Managing Member

(*) French citizen.

                                                                      SCHEDULE D

            TRANSACTIONS IN SHARES OF THE ISSUER SINCE AUGUST 8, 2001

                                 BY FS EQUITY IV

All of the purchases of Shares set forth below were made by FS Equity IV.


  Date of Transaction      Number of Shares         Nature of Purchase        Price Per Share      Aggregate
                               Purchased                                                        Purchase Price
 September 24, 2001             87,500                   open market              $  9.17         $   802,625
 September 25, 2001             50,000                   open market              $  9.38         $   468,750
 September 26, 2001             50,000                   open market              $  9.33         $   466,575
 September 27, 2001             25,000                   open market              $  9.19         $   229,750
 September 28, 2001             50,000                   open market              $ 10.27         $   513,600

 Total                          262,500                                                           $ 2,481,300

                                                                      SCHEDULE E

            TRANSACTIONS IN SHARES OF THE ISSUER SINCE AUGUST 8, 2001

                                 BY THE LIMITED

     All of the purchases of Shares set forth below were made by The Limited.


  Date of Transaction      Number of Shares         Nature of Purchase        Price Per Share      Aggregate
                               Purchased                                                         Purchase Price

 September 24, 2001             87,500                   open market              $  9.17        $   802,625
 September 25, 2001             50,000                   open market              $  9.38        $   468,750
 September 26, 2001             50,000                   open market              $  9.33        $   466,575
 September 27, 2001             25,000                   open market              $  9.19        $   229,750
 September 28, 2001             50,000                   open market              $ 10.27        $   513,600

 Total                          262,500                                                          $ 2,481,300

                                                                      SCHEDULE F

            TRANSACTIONS IN SHARES OF THE ISSUER SINCE AUGUST 8, 2001

                     BY BENCHMARK CAPITAL PARTNERS IV, L.P.


There have been no transactions by BCP IV (nor any of the Benchmark Funds or Members) since August 8, 2001.